October 20, 2022

Via Edgar

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington DC 20549

Attention: Mr. Benjamin Holt

Canna-Global Acquisition Corp

Preliminary Proxy Statement on Schedule 14A

Filed October 11, 2022

File No. 001-41102

Dear Ladies and Gentlemen,

On behalf of Canna-Global Acquisition Corp (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Preliminary Proxy Statement on Schedule 14A filed on October 11, 2022 (the “Proxy Statement”) relating to the registration under the Securities Act of 1933, as amended, of Class A common stock of the Company. The response set forth below includes the Staff’s comment and is based upon information provided to Rimon P.C. On behalf of the Company, we advise you as follows:

Preliminary Proxy Statement on Schedule 14A filed October 11, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to SEC’s comment, we have revised the Risk Factor section to add a comprehensive risk factor to comply with the SEC’s request.

Thank you very much for the kind attention to the foregoing and to the Company’s amended Proxy Statement. Please let me know if you have any questions.

Kindest regards,

Debbie A. Klis

cc: J. Gerald Combs, CEO

Sharwin Sinnan, CFO

David Link, Esq. SEC

1990 K Street NW, Suite 340, Washington, D.C. 20006

P: (202) 935-3390